KINECT AIR

OPERATING SYSTEM OF THE SKIES


22 GTS
KINECT AIR


KinectAir's purpose built mobility platform is the key enabler for *both* Advanced Air Mobility *and* today's private aviation market.

KINECTAIR VISION


SOFTWARE OPTIMIZATION
for on-demand use
FLEET OPERATIONS
of privately-owned, underused aircraft
AFFORDABILITY
to grow overall market size

We expand the addressable customer base through robust B2C and B2B software solutions, geographically diverse operating networks, and Web3 offerings for today's consumers.

KinectAir will have de-risked and solved for the B2C go-to-market opportunity for hardware players in the AAM industry *and* the desired revenue growth in private aviation.

MARKET ANALYSIS

Joby
LILIUM
BETA
VOLOCOPTER
ARCHER
BLADE

AAM INVESTMENTS / SPACs

XOJET
WHEELS UP
FLEXJET
MOUNTAIN AVIATION
NETJETS
VISTAJET
Signature AVIATION

PRIVATE AVIATION BUSINESSES / ACQUISITIONS

WHERE WE START: TODAY'S AIRCRAFT

An *un*-airline of **existing**, **certified aircraft** to prove operational concept utilizing existing aircraft / infrastructure / certificate frameworks .


KINECTAIR
KINECTAIR

PILATUS PC-12 ***CIRRUS SR22T***

Our target B2C customer is looking for three things: **cost**, **convenience**, and **personalization**.

For trips between 100 and 1,000 miles, we aim to be cost comparable, more convenient and more flexible than ground transportation - or hub and spoke flights / regional routes, many of which were terminated in the pandemic.

WHERE WE START: OPTIMIZED NETWORK

Our software powers dispatch, routing, and dynamic, on-demand pricing, unlocking new efficiencies via Machine Learning.



FILLED
EMPTY
EMPTY



Charter operators are already profitable, but limitations of human dispatch bandwidth and general lack of coordination result in aircraft that might as well be operating as independent companies. These operations tend to fly their aircraft "out and back" from one location, resulting in significant deadheads.

Software and geographic network effects enable significant efficiency gains of **balanced dispatch** & **smarter routing**. This results in **decreased deadheads** AND a greater number of revenue-generating flights scheduled, healthier margins, and more accessible prices for consumers.

WHERE WE START: MOBILE EXPERIENCE

An affordable, enjoyable, mobile-first customer experience ensuring point-to-point travel becomes omnipresent long before eVTOLs enter commercial service.

Proprietary data shows that 83% of travelers would choose local municipal 'private plane' airports over the 30 U.S. hubs if it was cost-comparable.



Lassen National Forest
Chico
Reno
Yuba City
Lincoln
Sacramento
Stockton
Turlock
A San Carlos Airport KSQL
B Truckee-Tahoe Airport KTKF
1 flying
Monday, October 4
3h 39m / 208 mi
2h 2m / $177
1h 6m
CIRRUS SR22T
600 mi. range
seats 3
$990
PILATUS PC-12
1500 mi. range
seats 6
$2,300
RESERVE NOW for $330/seat

HOW WE MAKE MONEY

DIRECT-TO-CONSUMER RETAIL FLIGHTS

Each flight is profitable at a unit-economic level from Day 1 and those margins have the potential to double with a full network and increasingly sustainable aircraft in place. Revenue and margin generating flights give us the ability to re-invest in the business without need for loss-leading behaviors, enabling us to scale further and faster.

SOFTWARE LICENSING

As the existing private aviation industry adopts new, digital tools, our software will integrate those fleets into our routing, dispatch, and pricing platform (a la Kayak). As the eVTOL market materializes, we will be the software-based operator of choice to ensure maximum utilization and optimized routing.

NFT LOYALTY PROGRAM

Our subscrirption-based community keeps passengers loyal, curious and flying.

AIRCRAFT MANAGEMENT

We are able to manage aircraft that are not in our fleet, which enables us to cover the cost of headcount in regions in which we're expanding. This is a Trojan Horse to affordably grow in new markets and identify further operational efficiencies in our business.

CURRENT TRACTION: PART 135 CERTIFICATE

We will begin revenue flights in 2022 under a **Part 135 Certificate** - the license **required** to legally fly our retail passengers under **FAA regulations**.

OPTION 1

FIRST REVENUE FLIGHT **Q2 2022**

Purchase of existing business operating under Part 135.

PRO: Acquiring an existing certificate would enable us to fly and generate revenue more quickly.

OPTION 2

FIRST REVENUE FLIGHT **Q4 2022**

We have already secured pre-certification (#KAIA568P) for our own Part 135 certificate, currently in final stages of completion.

PRO: This would be the most digitally-enabled Part 135 Certificate issued to date, lining us up for smooth scalability and digital transformation across our network.

THE OPPORTUNITY

With KinectAir, an entirely new segment can experience private aviation.


TAM
$267 B
SAM
$65.7 B
SOM
$2B


TECH DRIVES **COST DOWN**...
PRIVATE CHARTER TODAY
$10
KINECTAIR ON DEMAND 2022
$1.50
KINECTAIR ELECTRIC 2025
$0.5
$ / MILE / SEAT

PRIVATE AVIATION -> $115B AAM

2022

Launch KinectAir service of existing, certified aircraft to prove out operational concept.

Onboard existing Part 135 operators into our network, powered by KinectAir software.

2023

Deploy software to power dispatch, routing, and dynamic/on-demand pricing for all private aviation companies

2030

AAM aircraft come to market, KinectAir is the de facto software enabler

ACQUISITION STRATEGY

B2B

In order to drive up total aircraft on the network, we intend to offer some of our software solutions free of charge such as calendaring and dispatch, both of which are done manually today.

We believe that by creating brand awareness and trust via in-demand, free solutions we will essentially create a funnel of aircraft joining the network.

Our own network will enable us to have the technology maturity needed to rapidly scale B2B software sales.

B2C

Proprietary data shows that 83% of travelers would choose local municipal 'private plane' airports over the 30 U.S. hubs if it was cost-comparable.

With a mobile-first solution, and more aircraft on the network, we will rapidly see price efficiencies for consumers.

TIMELINE TO BEING THE OS OF $115B AAM

2019

KinectAir founded **Q4 2019**

2020

We launched our Discovery App for routing, pricing, and booking in Sep 2020. To date we've had 22,000 unique trips created that have been training our ML algorithms. This is real demand data that we uniquely own and can leverage for developing our regional expansion plans.

2022

Begin Revenue operations.

Raise Series A.

2023

Build digital tools, onboard other P135 operations onto KinectAir network

2024

Profitable based on fleet operations alone

2025

Provide de-risked GTM software solutions to AAM / Private Aviation Players

OUR DIFFERENTIATORS

UTILIZES EXISTING AIRCRAFT

While countless companies have crowded the aircraft hardware sector with untested, uncertified planes of the future, KinectAir taps popular existing aircraft that are already certified so as to begin producing revenue from Day 1 of flight operations.

INCREASES PER AIRCRAFT REVENUE/MARGIN VIA MACHINE LEARNING

Our proprietary ML software increases revenue-generating flight scheduling and margins while reducing consumer pricing thereby driving up accessibility and reducing CAC.

ASSET-LIGHT BUSINESS MODEL

A new 'digitally enabled' Part 135 certification for commercial services ensures KinectAir maintains aircraft to an incredibly high standard for owners (maintain, certify, insure for them, they receive a revenue share). We do not carry the asset on our books yet we do maintain operational control. We also leverage our AI dispatch software to rotate aircraft through maintenance and order parts before they time out. Software enables the highest degree of visibility replacing commonplace paper records at every opportunity.

WEB3 CAPABILITIES

KinectAir launched its NFT-based loyalty program to enable customers to unlock preferred booking, discounts, and decimalized aircraft ownership.

TEAM & ADVISORS

A close-knit team of world-class aviators & technologists. Leadership, Investors & Advisors with extensive digital, transport & customer experience.


Jonathan Evans
CEO


Ben Howard
CTO


Dan Gizzi
CFO


Lisa Christensen
CXO


Nick Rogers
CCO


Johnny Corbett
CMO


Chris Rogers
Chief of Staff


James Cooper
Chief Strategy Officer


John Hilmes
Head of Product


Tim Williamson
Chief Pilot


Jennipher Smith
Network Developer


Chuck Hagele
Director, Maintenance


Andy Tung
Lead Investor, Board Member
CATHAY PACIFIC
standard chartered


Greg Greeley
Investor, Former VP, Prime
airbnb
amazon
WHEELS UP


Dan Taylor
Investor, VP Global Ads
Google


Gur Kimchi
Vested Advisor, former VP Prime Air
amazon
Microsoft

HOW WE'LL INVEST OUR SERIES A

B2B NETWORK OPTIMIZATION SOFTWARE V1

BUILD OUT 1ST NETWORK OF 5 AIRCRAFT

V2 WEB3 ENABLED LOYALTY PROGRAM

PART 135 OPERATOR ACQUISITION

V2 OF DISCOVERY APP W/ACTIVE AIRCRAFT

OPERATIONS AT NODES

GET IN TOUCH

OPENTHESKIES@KINECTAIR.COM